                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO



                             Tender Offer Statement
   (under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)*



                          K-Tron International, Inc.
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                      (Name of Subject Company (issuer))



                     K-Tron International, Inc. (issuer)
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))



                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                 482730 10 8
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                    (CUSIP Number of Class of Securities)



                              Edward B. Cloues, II
                Chairman of the Board and Chief Executive Officer
                           K-Tron International, Inc.
                                Routes 55 and 553
                                  P.O. Box 888
                          Pitman, New Jersey 08071-0888
                                 (856) 589-0500
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                           CALCULATION OF FILING FEE


Transaction Valuation*                            Amount of Filing Fee
8,100,000                                                 $1,620

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 450,000 shares of its common stock, based on a price of $18.00 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: _____________    Filing Party: __________________
      Form or Registration No.: ___________    Date Filed:  ___________________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   Third party tender offer subject to Rule 14d-1.
[X]   Issuer tender offer subject to Rule 13e-4.
[ ]   Going-private transaction subject to Rule 13e-3.
[ ]   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

   This Tender Offer Statement on Schedule TO relates to an offer by K-Tron International, Inc., a New Jersey corporation (the "Issuer"), to purchase up to 450,000 shares of its common stock (the "Shares") at a price of $18.00 per Share, net to the seller, in cash on the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase, the related Letter of Transmittal and certain other relevant documents (together, the "Offer") are filed as exhibits hereto.

   The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as exhibits
(a)(1)(i) and (a)(1)(ii) hereto, is incorporated herein by reference in answer to items in this Schedule TO except those items as to which information is specifically provided herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   The Issuer is not aware of any arrangements in which its securities, or those of a controlling person or one of its directors or executive officers, are pledged or are otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of such securities.

Item 6.   Purposes of the Transaction and Plans or Proposals.

   (c) Except as set forth in the Offer to Purchase, the Issuer does not intend to:

     (1) engage in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (2) engage in any purchase, sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (3) make any material change in the Issuer's present dividend rate or policy, or indebtedness or capitalization;

     (4) change in any way the present Board of Directors or management of the Issuer;

     (5) make any other material changes in the Issuer's corporate structure or business;

     (6) cause any class of equity securities of the Issuer to cease to be authorized to be quoted on the Nasdaq National Market;

     (7) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

     (8) suspend the Issuer's obligations to file reports pursuant to Section 15(d) of the Exchange Act;
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     (9) acquire any additional securities of the Issuer or dispose of any securities of the Issuer to any person (other than the issuance of Shares and options for Shares to certain employees under the Issuer's employee benefit plans and the issuance of Shares and options for Shares in connection with the acquisition of businesses); or

     (10) change the Issuer's charter, bylaws or other governing instruments or take other actions that could impede the acquisition of control of the Issuer.

Item 7. Source and Amount of Funds and Other Consideration.

   (b) There are no conditions to the Issuer's bank financing for the Offer and the financing documents have been executed. The Issuer has not put into place any alternative financing plans in the event its primary financing arrangements fall through.

Item 10. Financial Statements.

   Not applicable.

Item 11.  Additional Information.

   (a)(1) There are no material agreements, arrangements, understandings or relationships between the Issuer and any of its executive officers, directors, controlling persons or subsidiaries.

   (a)(5) The Company is not aware of any legal proceedings, pending or threatened, relating to the Offer.

Item 12. Exhibits.

   (a)(1)(i)  Form of Offer to Purchase dated February 16, 2000.

   (a)(1)(ii) Form of Letter of Transmittal to Accompany Shares of Common Stock.

   (a)(1)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(1)(iv)  Form of Notice of Guaranteed Delivery.

   (a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(vi) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(vii) Form of Letter to Shareholders of the Issuer dated February 16, 2000 from Edward B. Cloues, II, Chairman of the Board and Chief Executive Officer.

   (b)(1) Note dated February 4, 2000 from K-Tron America, Inc. in favor of The Bank of Gloucester County.
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   (d)      Not applicable.

   (g)      Not applicable.

   (h)      Not applicable.


                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              K-TRON INTERNATIONAL, INC.

                                /s/  EDWARD B. CLOUES, II
                              ------------------------------------------
                              Name:  Edward B. Cloues, II
                              Title: Chairman of the Board and
                                     Chief Executive Officer

Dated: February 16, 2000

                                  EXHIBIT INDEX


Exhibit         Description
-------         -----------
(a)(1)(i)       Form of Offer to Purchase dated February 16, 2000.

(a)(1)(ii)      Form of Letter of Transmittal to Accompany Shares of Common Stock.

(a)(1)(iii)     Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.

(a)(1)(iv)      Form of Notice of Guaranteed Delivery.

(a)(1)(v)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.

(a)(1)(vi)      Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.

(a)(1)(vii)     Form of Letter to Shareholders of Issuer dated February 16, 2000 from
                Edward B. Cloues, II, Chairman of the Board and Chief Executive Officer.

(b)(1)          Note dated February 4, 2000 from K-Tron America, Inc. in favor of The
                Bank of Gloucester County.

(d)             Not applicable.

(g)             Not applicable.

(h)             Not applicable.